Exhibit 99.1

Silicon Motion Announces Preliminary Third Quarter 2013 Revenue and Earnings Conference Call Details

Taipei, Taiwan, October 4, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO)(“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices and specialty RF IC solutions for mobile devices, announces that based upon its preliminary financial results, sequential revenue growth for the third quarter is expected to be at the lower end of the original guidance range that the company issued on July 30, 2013, of down 2.5% to up 2.5%. Gross margin (non-GAAP) is expected to be within the upper half of the company’s guidance range of 47 to 49%.

The Company will release its full third quarter 2013 results after the market closes on October 24, 2013. The Company will host a conference call on October 25, at 8 am Eastern Time, to discuss its results.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free):	1 866 519 4004
USA (Toll):	1 845 675 0437
Taiwan (Toll Free)	0080 112 6920
Participant Passcode:	7336 5037

REPLAY NUMBERS (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	7336 5037

This call will be webcasted on the Company’s website at www.siliconmotion.com. The webcast will also be distributed through the Thomson Reuters StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson Reuters/CCBN’s individual investor portal. Institutional investors can access the call via Thomson Reuters password-protected event management site, StreetEvents (www.streetevents.com).

ABOUT SILICON MOTION:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com